Exhibit 3.12

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

•	First: The name of the limited liability company is AC Nielsen HCI, LLC

•

Second: The address of its registered office in the State of Delaware is 615 South DuPont Highway in the City of Dover. The name of its Registered agent at such address is National Corporate Research, Ltd.

•	Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The: latest date on which the limited liability company is to dissolve is ________________.”)

•	Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 9th day of December, 2004.

By:	/s/ Mark Borino
Authorized Person(s)

Name:	Mark Borino
Typed or Printed

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:22 PM 12/09/2004
FILED 07:19 PM 12/09/2004
SRV 040891854 – 3894059 FILE